UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 9, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

7 May 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 7 May 2014, it purchased from J.P. Morgan Securities plc, 120,000 ordinary shares at an average price of 544.5253 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,123,250 ordinary shares in treasury, and has 168,935,308 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000

8 May 2014

CSR plc

(the “Company”)

Announcement of the dealing by Directors in ordinary shares of the Company,

and the award of contingent shares in the Company to Directors,

pursuant to the CSR plc 2011 Executive Incentive Plan

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (the “Plan”), and following the fulfillment of performance conditions, effective 7 May 2014, ordinary shares in the Company were released to the directors named below as participants in the Plan.

As permitted by the rules of the Plan, on 7 May 2014, each of the directors sold sufficient ordinary shares to satisfy the tax arising on release of the ordinary shares. The shares were sold at a price of £5.4948 per ordinary share.

The table below shows the number of ordinary shares released to each of the directors, the number of shares sold and their total holdings following the transactions.

Director	Shares released	Shares sold	Holding in the Company following the transactions
Mr J van Beurden	86,549	40,890	324,173
Mr W Gardiner	60,772	28,712	292,702
Mr C Ladas	37,767	14,523	82,341

Pursuant to the rules of the Plan, and following the fulfillment of performance conditions, effective 8 May 2014, a contingent right to receive ordinary shares in the Company has been granted to the directors named below.

Vesting of the contingent shares is subject to the rules of the Plan and the risk of partial forfeiture, assessed against pre-determined performance conditions set for each financial year prior to scheduled vesting in March 2016.

Director	Number of Shares subject to contingent right
Mr J van Beurden	86,549
Mr W Gardiner	60,773
Mr C Ladas	37,767

ENDS

8 May 2014

CSR plc

(the “Company”)

Announcement of the dealing by Persons Discharging Managerial Responsibility in ordinary shares of the Company, and the award of contingent shares in the Company to PDMRs,

pursuant to the CSR plc 2011 Executive Incentive Plan

Pursuant to the rules of the CSR plc 2011 Executive Incentive Plan (the “Plan”), and following the fulfillment of performance conditions, effective 7 May 2014, ordinary shares in the Company were released to the PDMRs named below as participants in the Plan.

As permitted by the rules of the Plan, on 7 May 2014, Mr Murray immediately sold all of the ordinary shares and Mr Dolinko sold sufficient ordinary shares to satisfy the tax arising on release of the ordinary shares. The shares were sold at a price of £5.4948 per ordinary share.

The table below shows the number of ordinary shares released to each of the PDMRs, the number of shares sold and their total holdings following the transactions.

PDMR	Shares released	Shares sold	Holding in the Company following the transactions
Mr A Dolinko	45,639	24,121	127,252
Dr S Gray	39,934	0	39,934
Mr A Murray	46,473	46,473	57,303

Pursuant to the rules of the Plan, and following the fulfillment of performance conditions, effective 8 May 2014, a contingent right to receive ordinary shares in the Company has been granted to the PDMRs named below.

Vesting of the contingent shares is subject to the rules of the Plan and the risk of partial forfeiture, assessed against pre-determined performance conditions set for each financial year prior to scheduled vesting in March 2016.

PDMR	Number of Shares subject to contingent right
Mr A Dolinko	45,640
Dr S Gray	39,935
Mr A Murray	46,473

ENDS

8 May 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 8 May 2014, it purchased from J.P. Morgan Securities plc, 130,000 ordinary shares at an average price of 548.5723 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,123,250 ordinary shares in treasury, and has 169,273,856 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Investor Relations Manager
Tel: +44 (0) 1223 692 000